Exhibit 99.30

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars)

	March 31,	December 31,
	2017	2016
	$	$
CURRENT ASSETS
Cash and cash equivalents	7,365	8,056
Escrow deposit (Note 4)	1,667	833
Receivables, prepaids and deposits	1,830	979
Inventories	481	531

	11,343	10,399

NON-CURRENT ASSETS
Restricted cash	150	150
Exploration and evaluation assets	1,457	1,447
Escrow deposit (Note 4)	833	1,667
Loan to Joint Venture (Note 4)	5,019	—
Investment in Joint Venture (Note 4)	11,649	13,136
Property, plant and equipment (Note 5)	18,066	18,502

	37,174	34,902

TOTAL ASSETS	48,517	45,301

CURRENT LIABILITIES
Accounts payable and accrued liabilities	1,552	1,637
Current portion of long-term borrowing	127	125
Obligation under finance leases	44	44

	1,723	1,806

LONG-TERM LIABILITIES
Long-term borrowing	800	833
Obligation under finance leases	57	69
Decommissioning provision	179	170

	1,036	1,072

TOTAL LIABILITIES	2,759	2,878

SHAREHOLDERS’ EQUITY
Share capital	117,154	108,670
Contributed surplus	11,501	11,948
Accumulated other comprehensive loss	(1,866)	(2,124)
Deficit	(81,031)	(76,071)

TOTAL SHAREHOLDERS’ EQUITY	45,758	42,423

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	48,517	45,301

Change in year-end (Note 2)

Approved for issuance on May 10, 2017

On behalf of the Board of Directors:

“Lenard F. Boggio”	Director	“George Ireland”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except per share amounts, shares in thousands)

	For The Three Months Ended March 31,
	2017	2016
	$	$

ORGANOCLAY SALES	1,167	—
COST OF SALES
Production costs	(1,286)	—
Depreciation	(324)	—

Total cost of sales	(1,610)	—

GROSS LOSS	(443)	—

EXPENSES
Exploration expenditures (Note 10)	(563)	(769)
Organoclay research and development	(117)	(126)
Other expenses	(369)	—
General and administrative (Note 8)	(1,361)	(1,461)
Share of loss in Joint Venture (Note 4)	(1,746)	(113)
Stock-based compensation (Note 6)	(234)	(274)

	(4,390)	(2,743)

OTHER ITEMS
Foreign exchange loss	(138)	(22)
Convertible security accretion	—	(183)
Loss on sale of 50% interest in Minera Exar	—	(8,905)
Other income	11	487

	(127)	(8,623)

NET LOSS	(4,960)	(11,366)

OTHER COMPREHENSIVE LOSS
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY
TO NET LOSS
Reclassification of cumulative translation adjustment on sale of 50% interest in Minera Exar	—	15,093
Unrealized gain/(loss) on translation to reporting currency	258	(3,525)

	258	11,568

TOTAL COMPREHENSIVE (LOSS)/INCOME	(4,702)	203

LOSS PER SHARE — BASIC AND DILUTED	(0.02)	(0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING—BASIC AND DILUTED	311,537	291,104

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars and shares in thousands)

	Share capital

				Accumulated
				other
			Contributed	comprehensive		Shareholders’
	Number	Amount	surplus	loss	Deficit	equity
	of Shares	$	$	$	$	$
Authorized share capital:
Unlimited common shares without par value
Balance, December 31, 2016	301,866	108,670	11,948	(2,124)	(76,071)	42,423
Shares issued on exercise of stock options (Note 6)	1,479	706	(350)	—	—	356
Shares issued on exercise of warrants (Note 6)	302	216	(21)	—	—	195
Shares issued on conversion of restricted shares (Note 6)	520	329	(310)	—	—	19
Shares issued for equity financing (Note 6)	11,250	7,297	—	—	—	7,297
Share issuance costs (Note 6)	—	(64)	—	—	—	(64)
Stock-based compensation	—	—	234	—	—	234
Net loss	—	—	—	—	(4,960)	(4,960)
Other comprehensive income	—	—	—	258	—	258
Balance, March 31, 2017	315,417	117,154	11,501	(1,866)	(81,031)	45,758

Balance, December 31, 2015	289,996	104,069	11,203	(12,048)	(51,619)	51,605
Shares issued for convertible security	1,978	541	—	—	—	541
Stock-based compensation	—	—	274	—	—	274
Net loss	—	—	—	—	(11,366)	(11,366)
Other comprehensive income	—	—	—	11,569	—	11,569

Balance, March 31, 2016	291,974	104,610	11,477	(479)	(62,985)	52,623

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars)

	For The Three Months Ended March 31,
	2017	2016
	$	$

OPERATING ACTIVITIES
Net loss for the period	(4,960)	(11,366)
Items not affecting cash:
Stock-based compensation	234	274
Depreciation	360	38
Foreign exchange loss	138	22
Share of loss in Joint Venture (Note 4)	1,746	113
Convertible security accretion	—	183
Loss on sale of 50% interest in Minera Exar	—	8,369
Inventories write down	72	—
Other losses/( income)	430	(468)
Changes in non-cash working capital items:
Increase in receivables, prepaids and deposits	(883)	(30)
Decrease/(increase) in inventories	191	(73)
(Decrease)/increase in accounts payable and accrued liabilities	(165)	297

Net cash used in operating activities	(2,837)	(2,641)

INVESTING ACTIVITIES
Loan to Joint Venture (Note 4)	(5,000)	—
Additions to exploration and evaluation assets	(50)	(95)
Cash acquired from plan of arrangement	—	(93)
Additions to property, plant and equipment (Note 5)	(243)	(501)

Net cash used in investing activities	(5,293)	(689)

FINANCING ACTIVITIES
Proceeds from stock options exercises	356	—
Proceeds from warrants exercises	195	—
Net proceeds from financings (Note 6)	7,233	3,497
Finance lease repayments	(11)	(10)
Repayment of long-term borrowing	(31)	(29)

Net cash provided by financing activities	7,742	3,458

EFFECT OF FOREIGN EXCHANGE ON CASH	(303)	(68)
CHANGE IN CASH AND CASH EQUIVALENTS	(691)	60
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	8,056	2,646

CASH AND CASH EQUIVALENTS - END OF PERIOD	7,365	2,706

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian based resource company focused on advancing two significant lithium projects, the Cauchari-Olaroz project, located in Jujuy province of Argentina, and the Lithium Nevada project (formerly the Kings Valley project), located in north-western Nevada, USA, and on the manufacturing and sales of organoclay products.

The Company’s organoclay plant located in Fernley, Nevada, USA, manufactures specialty organoclay products, derived from clays, for sale to the oil and gas and other sectors.

The Company’s head office, principal address, and registered and records office is Suite 1100-355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying value of exploration and evaluation assets is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete permitting, development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

The Company changed its fiscal year end from September 30 to December 31, effective 2016, in order to align it with the Joint Venture (note 4) for reporting and planning purposes as well as to bring its financial reporting timetable in line with the other companies in the industry.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the fifteen months ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements are expressed in US dollars, the Company’s presentation currency, and have been prepared on a historical cost basis. The Company has used the same accounting policies and methods of computation as in the annual consolidated financial statements for the fifteen months ended December 31, 2016.

3.	SIGNIFICANT ACCOUNTING POLICIES

Recent Accounting Pronouncements

Accounting standards and amendments issued but not yet adopted

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in International Accounting Standard (“IAS”) 39 that relates to the classification and measurement of financial instruments.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards and amendments issued but not yet adopted (continued)

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“OCI”) and fair value through profit and loss (“FVTPL”). There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in OCI, for liabilities designated as FVTPL. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is assessing the impact of IFRS 9.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. IFRS 15 was issued in May 2014 by the IASB. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. While the Company is continuing to assess the impact of IFRS 15, the Company does not anticipate any significant changes in the gross amounts of revenue recognized or in the timing of revenue recognition under the new standard.

IFRS 16, Leases (“IFRS 16”), was issued in January 2016 by the IASB. According to the new standard, all leases will be on the statement of financial position of lessees, except those that meet the limited exception criteria. The standard is effective for annual periods beginning on or after January 1, 2019. The Company has yet to assess the full impact of IFRS 16.

Critical Accounting Estimates and Judgements

The preparation of these condensed financial statements in conformity with IFRS requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed consolidated financial statements, the Company makes judgements, estimates and assumptions concerning the future which may vary from actual results. The significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were substantially the same as those that applied to the consolidated financial statements as at and for the fifteen months ended December 31, 2016.

4.	INVESTMENT IN JOINT VENTURE

On March 28, 2016, the Company entered into an agreement with SQM to form a 50/50 Joint Venture on the Cauchari-Olaroz project in Jujuy, Argentina. The Company’s former wholly-owned subsidiary Minera Exar S.A. (“Minera Exar”) was used for formation of the Joint Venture.

The Joint Venture is governed by a Shareholders Agreement which provides for (i) equal representation by the Company and SQM on its Management Committee, (ii) unanimous approval by the Company and SQM on budgets and timing of expenditures, (iii) the ability of the Company to take its share of any production in kind and (iv) buyout and termination provisions in the event that SQM chooses not to proceed with the project.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

4.	INVESTMENT IN JOINT VENTURE (continued)

In May 2016, SQM and the Company also entered into an Escrow Agreement requiring the Company to deposit $2,500 of the $15,000 contribution (the “Escrow Amount”) into an escrow account. Subject to certain provisions, the Escrow Amount will be released to the Company over three years as follows: $833 on March 28, 2017 (subsequently received), $833 on March 28, 2018, and $833 on March 28, 2019. The Escrow Amount can be used to pay certain contingent liabilities of the Joint Venture, if any arise, related to the actions prior to the Joint Venture formation. The Company has also provided a guarantee for up to $354 in transaction related costs in the event that such costs arise in the future.

The changes in investment in the Joint Venture since initial contribution are as follows:

Initial contribution to Joint Venture – March 28, 2016	$
50% of net asset value of Minera Exar		13,276
50% of contribution for Joint Venture project development		5,000
Total initial contribution		18,276
Share of loss of Joint Venture		(3,987)
Translation adjustment		(1,153)
Investment in Joint Venture – December 31, 2016		13,136
Share of loss of Joint venture — Q1 2017		(1,746)
Translation adjustment – Q1 2017		259
Investment in Joint Venture – March 31, 2017		11,649

During the three-month period ended March 31, 2017, the Company signed a loan agreement with the Joint Venture for $5,000. The rate of interest on the principal amount is 12-months LIBOR plus 3% and calculated on the basis of a 360-day year. The interest is accrued on a non –compounding basis. The maturity date of the loan is 2 years following the drawdown date. The loan will be used by the Joint Venture for mining exploration or mining construction and development purposes.

5.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Equipment	Organoclay	Other	Total
			and machinery	plant
	$	$	$	$	$	$
Cost
As at September 30,2015	371	1,957	5,068	11,149	356	18,901
Additions	15	184	88	346	70	703
Disposition	—	—	—	—	(29)	(29)
Contribution to Joint Venture	—	—	—	—	(12)	(12)
Foreign exchange	—	—	—	—	(3)	(3)
As at December 31, 2016	386	2,141	5,156	11,495	382	19,560
Additions	—	2	163	—	36	201
Write downs	—	—	(399)	—	—	(399)
As at March 31, 2017	386	2,143	4,920	11,495	418	19,362

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

5.	PROPERTY, PLANT AND EQUIPMENT (continued)

	Land	Buildings	Equipment	Organoclay	Other	Total
			and machinery	plant
	$	$	$	$	$	$
Accumulated depreciation
As at September 30, 2015	—	—	112	—	76	188
Depreciation for the year	—	76	335	431	52	894
Disposition	—	—	—	—	(20)	(20)
Contribution to joint venture	—	—	—	—	(4)	(4)
As at December 31, 2016	—	76	447	431	104	1,058
Depreciation for the period	—	27	86	144	11	268
Write downs	—	—	(30)	—	—	(30)
As at March 31, 2017	—	103	503	575	115	1,296

	Land	Buildings	Equipment	Organoclay	Other	Total
			and machinery	plant
	$	$	$	$	$	$
Net book value
As at December 31, 2016	386	2,065	4,709	11,064	278	18,502
As at March 31, 2017	386	2,040	4,417	10,920	303	18,066

6.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS

Ganfeng Lithium Investment Agreement

On January 17, 2017, the Company signed an investment agreement (the “Ganfeng Lithium Investment Agreement”) with GFL International Co., Ltd. (“Ganfeng Lithium”) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina.

Pursuant to the Investment Agreement:

•	Ganfeng Lithium has agreed to purchase, by way of a private placement, 75,000 common shares at a price of CDN$0.85 per common share for gross proceeds of CDN$64,000 (US$49,000);

•

Ganfeng Lithium will provide to Lithium Americas a US$125,000 debt facility to be used to fund a portion of Lithium Americas’ share of Cauchari-Olaroz construction costs. The debt facility has a term of six years, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six;

•

Ganfeng Lithium and the Company have agreed to terms for an offtake entitlement in favour of Ganfeng Lithium for the purchase of up to 70% of Lithium Americas’ share of Cauchari-Olaroz Stage 1 lithium carbonate production at market prices;

•	Ganfeng Lithium will be entitled to one nominee on Lithium Americas’ board of directors and anti-dilution protection to maintain its proportionate interest in Lithium Americas for a two-year term.

On January 27, 2017, pursuant to the “Ganfeng Lithium Investment Agreement”, the Company issued to Ganfeng Lithium 11,250 common shares at a price of CDN$0.85 per share, for an aggregate cash subscription of $7,297. The common shares are subject to a four month hold expiring May 27, 2017. The Company incurred related share issuance cost of $64.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

6.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Bangchak Investment Agreement

On January 19, 2017, the Company signed an investment agreement (the “Bangchak Investment Agreement”) with The Bangchak Petroleum Public Company Limited (“Bangchak”) through its wholly-owned subsidiary, BCP Innovation Pte Ltd (“BCPI”) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina.

Pursuant to the Investment Agreement:

•	BCPI has agreed to purchase, by way of a private placement, 50,000 common shares at a price of CDN$0.85 per common share for gross proceeds of C$42,500 (US$32,000);

•

BCPI will provide to Lithium Americas a US$80,000 project debt facility to be used to fund a portion of Lithium Americas’ share of Cauchari-Olaroz construction costs. The project debt facility has a term of six years, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six;

•

BCPI and the Company have agreed to terms for an offtake entitlement in favour of BCPI for the purchase of 15% of Lithium Americas’ share of Cauchari-Olaroz Stage 1 lithium carbonate production at market prices;

•	BCPI will be entitled to one nominee on Lithium Americas’ board of directors and anti-dilution protection to maintain its proportionate interest in Lithium Americas for a two-year term.

The Company agreed to increase Ganfeng Lithium’s offtake entitlement from 70% to 80% of Lithium Americas’ share of Cauchari-Olaroz Stage 1 lithium carbonate production in return for one-time waiver of the anti-dilution clause for Bangchak’s investment agreement.

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase common shares (“Stock Options”); (2) awarded restricted share rights (“RSs”) that convert automatically into common shares upon vesting; and (3) for eligible directors, awarded deferred share units (“DSUs”) which the directors are entitled to redeem for common shares upon retirement or termination from the Board. Under the Plan, common shares reserved for issuance of Stock Options, RSs and DSUs shall not exceed 10% of the outstanding shares from time to time. The exercise price of each stock option is based on the fair market price of the Company’s common shares at the time of the grant. The options can be granted for a maximum term of five years.

Deferred Share Units

As at March 31, 2017, the Company had 47 DSUs outstanding.

Subsequent to March 31, 2017, the Company awarded 297 DSUs in connection with fees payable to independent directors of the Company from April 1, 2016 to March 31, 2017.

Restricted Shares

During the quarter ended March 31, 2017, the fair value of RSs of $71 was recorded as a share-based payments expense and charged to operating expenses.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

6.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan (continued)

A summary of changes to restricted shares is as follows:

	Number of RSs (in 000’s)	FMV Price per share, (CDN$)

Balance, RSs September 30, 2015	—	—

Granted	3,247	0.47
Granted	350	0.75
Granted	100	0.73
Granted	350	0.96
Granted	320	0.74
Converted into common shares	(1,613)	(0.47)
Converted into common shares	(200)	(0.75)
Converted into common shares	(100)	(0.73)

Balance, RSs December 31, 2016	2,454	0.56

Converted into common shares	(320)	(0.76)
Converted into common shares	(200)	(0.96)

Balance, RSs March 31, 2017	1,934	0.53

Subsequent to March 31, 2017, the Company granted 2,825 RSs to its directors, officers, and employees of which 1,908 vested immediately, 819 RSs will vest on April 4, 2018, and 98 RSs on April 4, 2019.

Stock Options

Stock options outstanding and exercisable as March 31, 2017, are as follows:

Number of Options Outstanding (in 000’s)	Number of Options Exercisable (in 000’s)	Exercise Price CDN$	Expiry Date
550	550	0.16	August 30, 2017
950	950	0.27	October 21, 2018
10	10	0.80	April 1, 2019
1,105	1,105	0.38	April 18, 2019
275	275	0.49	July 16, 2019
3,708	3,708	0.29	July 16, 2019
975	975	0.69	August 15, 2019
533	533	0.34	February 12, 2020
1,675	1,469	0.30	October 5, 2020
4,225	3,169	0.47	March 30, 2021
500	250	0.75	May 1, 2021
500	250	0.96	August 11, 2021
260	130	0.91	August 30, 2021

15,266	13,374

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

6.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan (continued)

A summary of changes to stock options outstanding is as follows:

	Number of Options (in 000’s)	Weighted Average Exercise Price, (CDN$)
Balance, outstanding September 30, 2015	17,331	0.43
Expired	(1,450)	(1.23)
Forfeited	(116)	(0.45)
Exercised	(8,011)	(0.35)
Granted	9,365	0.46
Balance, outstanding December 31, 2016	17,119	0.43

Forfeited	(38)	(0.36)
Exercised	(1,815)	(0.43)
Balance, outstanding March 31, 2017	15,266	0.42

During the period ended March 31, 2017, 715 options were exercised under the cashless exercise provision of the Company’s stock option plan, resulting in the issuance of 379 shares of the Company.

Subsequent to March 31, 2017, the Company granted approximately 5,175 stock options at the exercise price of CDN$0.98 per option to its directors, executive officers, employees, and consultants.

Stock-based compensation expense related to stock options of $163 (three months ended March 31, 2016—$274) was charged to operations and credited to contributed surplus to reflect the fair value of stock options vested during the period ended March 31, 2017. At March 31, 2017, $159 of the fair value of stock options previously granted but not yet vested remains to be expensed in fiscal 2017, and $5 in fiscal 2018. The weighted-average share price on the date of the stock options exercised was CDN$0.99.

Warrants

A summary of the changes in the number of the Company’s share purchase warrants is as follows:

	Number of	Weighted Average	Expiry Date
	Warrants	Exercise Price
	(in ‘000’s)	(CDN$)
Balance, September 30, 2015	17,777	0.81
Exercised	(371)	0.58	May 16, 2016
Exercised	(1,344)	0.75	May 16, 2016
Exercised	(215)	0.90	June 9, 2017
Exercised	(25)	0.70	June 9, 2017
Exercised	(79)	0.48	August 28, 2016
Expired	(6,409)	(0.75)	May 16, 2016
Balance, December 31, 2016	9,334	0.87

Exercised	(9)	0.70	June 9, 2017
Exercised	(11)	0.90	June 9, 2017
Exercised	(282)	0.85	May 19, 2018
Balance, March 31, 2017	9,032	0.87

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

7.	RELATED PARTY TRANSACTIONS

Compensation of Key Management

The Company pays its non-executive directors a base annual fee of $35 per year and an additional $5 per year to a Committee Chair, $10 to the Company’s Audit Committee Chair, and $25 to the Company’s Board Chair. The fees will be settled through a combination of cash and the issuance of the DSUs with each board member obligated to receive a minimum of 50% and a maximum of 100% of all such compensation in DSUs. In addition, the Company pays $1 per meeting in cash for Board meetings in excess of six meetings per year.

The remuneration of directors and members of the executive management team included:

	For the three month ended March 31,

	2017	2016
	$	$

Stock-based compensation	89	123
Bonuses – stock-based compensation	71	—
Salaries, benefits and directors fees included in general and administrative expenses	419	595
Salaries and benefits included in exploration expenditures	91	96

	670	814

	As at March 31,	As at December 31,

	2017	2016
	$	$
Total due to directors and executive team	369	411

There were no contractual or other commitments from the related party transactions. The amounts due to related parties are unsecured, non-interest bearing and have no specific terms for repayment.

8.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses during the periods ended March 31, 2017 and March 31, 2016:

	For the three months ended March 31,

	2017	2016
	$	$
Investor relations	7	88
Marketing	132	185
Office and administration	211	166
Professional fees	296	157
Regulatory and filing fees	11	23
Salaries, benefits and directors fees	498	628
Travel and conferences	199	53
Transaction costs	—	152
Depreciation	7	9

	1,361	1,461

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

9.	COMMITMENTS AND CONTINGENCIES

As at March 31, 2017, the Company had the following commitments that have not been disclosed elsewhere in these consolidated financial statements:

	Not later than 1 year $	Later than 1 year and not later than 5 years $	Later than 5 years $	Total $

Rent of office spaces	211	346	—	557

10.	EXPLORATION EXPENDITURES

The following tables summarize the Company’s exploration expenditures during the periods ended March 31, 2017 and 2016:

	For the three months ended March 31, 2017
	Lithium Nevada $	Cauchari-Olaroz¹ $	Total $

Environmental	15	—	15
Geological and consulting	303	126	429
Field supplies, other services, and taxes	78	13	91
Lithium demo plant equipment depreciation	28	—	28

Total exploration expenditures	424	139	563

[1] Expenditures related to the Cauchari-Olaroz project incurred directly by the Company.

	For the three months ended March 31, 2016
	Lithium Nevada $	Cauchari-Olaroz¹ $	Total $

Engineering	—	34	34
Environmental	25	—	25
Geological and consulting	238	153	391
Field supplies, other services, and taxes	12	279	291
Lithium demo plant equipment depreciation	28	—	28

Total exploration expenditures	303	466	769

1 Exploration expenditures prior to the formation of the Joint Venture

11.	SEGMENTED INFORMATION

The Company operates in three operating segments and four geographical segments. The Organoclay project is in the production stage and the Lithium Nevada and Cauchari-Olaroz projects are in the exploration stage.

The Company’s reportable segments are summarized in the following tables:

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

11.	SEGMENTED INFORMATION (continued)

	Organoclay $	Lithium Nevada $	Cauchari-Olaroz $	Corporate $	Total $

As at March 31, 2017
Property, plant and equipment	17,031	1,009	—	8	18,066
Exploration and evaluation assets	—	1,457	—	—	1,457
Total assets	18,643	2,876	11,649	15,349	48,517
Total liabilities	(1,528)	(293)	—	(938)	(2,759)

For the three months ended March 31, 2017
Capital expenditures	153	10	—	8	171
Sales	(1,167)	—	—	—	(1,167)
Net loss	1,089	644	1,747	1,480	4,960
Exploration expenditures	—	424	139	—	563
Organoclay research and development	117	—	—	—	117

For the three months ended March 31, 2016
Capital expenditures	276	—	(12)	—	264
Net loss	335	426	767	9,838	11,366
Exploration expenditures	—	303	466	—	769
Organoclay research and development	126	—	—	—	126

	Organoclay $	Lithium Nevada $	Cauchari- Olaroz $	Corporate $	Total $

As at December 31, 2016
Property, plant and equipment	17,450	1,033	—	19	18,502
Exploration and evaluation assets	—	1,447	—	—	1,447
Total assets	18,585	3,056	13,136	10,524	45,301
Total liabilities	(1,513)	(291)	—	(1,074)	(2,878)

The Company’s total assets are segmented geographically as follows:

	Canada $	United States $	Germany $	Argentina $	Total $

Non-current assets
As at March 31, 2017	5,878	18,807	840	11,649	37,174
As at December 31, 2016	1,686	19,212	868	13,136	34,902

Revenue
For the three months ended March 31, 2017	—	1,167	—	—	1,167
For the three months ended March 31, 2016	—	—	—	—	—

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below:

	For the three months ended March 31,
	2017	2016
	$	$

Accounts payable related to property, plant and equipment	11	16
Accounts payable related to inventories	317	80
Accounts payable related to financings	—	263
Accounts payable related to transaction cost	—	127

Interest/finance charges paid	14	16
Income taxes paid	—	—

13.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the condensed consolidated interim statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The Company did not have any financial instruments measured at fair value on the statement of financial position.

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, escrow deposit, and receivables. The Company’s maximum exposure to credit risk for cash, cash equivalents, and escrow deposit is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks.

Included in the receivables, prepaids and deposits are credit sales receivables of $968. Management’s assessment of recoverability involves judgments regarding classification on the consolidated statements of financial position and the probable outcomes of claimed deductions and/or disputes. The provisions and classifications made to date may be subject to change.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts, shares in thousands)

13.	FINANCIAL INSTRUMENTS (continued)

The Company’s receivables, prepaids and deposits include a $111 bank deposit for the Company’s secured credit cards and other miscellaneous receivables that are subject to normal industry credit risk.

Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, escrow deposit and receivables is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to ensure that it maintains sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

In January 2017, the Company signed the Bangchak Investment Agreement and Ganfeng Lithium Investment Agreement (Note 6).

As at March 31, 2017, the Company had a cash and cash equivalents balance of $7,365 (December 31, 2016—$8,056) to settle current liabilities of $1,723 (December 31, 2016—$1,806).

The following table summarizes the maturities of the Company’s financial liabilities on undiscounted basis:

	Years ending December 31,

	2017	2018	2019 and later	Total
	$	$	$	$

Accounts payable and accrued liabilities	1,552	—	—	1,552
Long-term borrowing¹	129	172	790	1,091
Obligation under finance leases¹	36	48	24	108

Total	1,717	220	814	2,751

¹ Long-term borrowing and obligation under capital leases include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its property and the future profitability of the Company are related to the market price of certain minerals.

Foreign Currency Risk

The Company’s operations in foreign countries are subject of currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars and incurs expenditures in Canadian dollars (“CDN$”), US dollars (“US$”), Euros (“€”), and Argentinian pesos (“ARS”) with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries. As at March 31, 2017, $5,417 of the Company’s $7,365 in cash and cash equivalents was held in Untied States Dollars.